SMJ International Holdings Inc.

1 Jurong Port Road

#02-20 Jurong Logistics Hub

Singapore 619115

July 24, 2025

Via EDGAR as Correspondence

Division of Corporation Finance

Office of Trade and Services

Attn: James Giugliano

Attn: Rebekah Reed

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SMJ International Holdings Inc.

Draft Registration Statement on Form S-1

Submitted June 9, 2025

CIK No. 0002070954

Mr. Giugliano and Ms. Reed:

On behalf of SMJ International Holdings Inc. (the “Company”), this letter is being submitted in response to the letter dated July 7, 2025 (the “Comment Letter”) received from the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement (the “Registration Statement”). For convenience, the text of each comment in the Comment Letter is set out in bold text followed by a response.

On or about the date hereof, the Company submitted Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”) which incorporates the changes made in response to the Staff’s changes as indicated below. All references to page numbers in the response are references to the page numbers in Amendment No. 1.

Prospectus Summary

Our Business, page 1

1.	Disclose the basis on which you believe you are “one of the leading Singapore-based premier flooring specialists” (e.g., in terms of revenue, market share, or some other metric or measurement). Additionally, where you highlight your increase in revenues for fiscal years 2024 and 2025, please balance the disclosure by acknowledging the year-over-year decrease in net income for the same periods. Make conforming revisions at the outset of MD&A and the Business section.

Response: The Company’s belief that it is “one of the leading Singapore-based premier flooring specialists” comes both from its 35-year long track record and its distribution network in many of the largest economies in Asia and beyond. The Company has revised language on pages 1, 2 and 55 in the Business section in response to the Staff’s comment. The Company has also added context on pages 1, 36, and 37 acknowledging the year-over-year decrease in net income for the financial year ended March 31, 2025 versus the financial year ended March 31, 2024.

Corporate History and Structure, page 6

2.	Please revise the diagram of your corporate structure so that it shows voting and equity ownership of the issuer.

Response: The Company has revised the diagram on pages 7 and 54 pursuant to the Staff’s request.

Foreign Private Issuer, page 8

3.	Please briefly discuss “home country practice” exemptions from Nasdaq listing standards and identify the exemptions that you intend to rely upon. Revise your related risk factor disclosure at page 25 to acknowledge, if true, that you also intend to rely on an exemption from the Nasdaq corporate governance requirement of having a majority independent board.

Response: The Company wishes to inform the Staff that, while it voluntarily intends to follow most Nasdaq corporate governance rules, pursuant to the “home country practice exemption”, it intends to, in compliance with the Cayman Islands Companies Act and in addition to the exemptions previously disclosed on page 25, (i) have a Board of Directors not comprised of a majority of independent directors; (ii) not have a Compensation Committee or Nominating and Corporate Governance Committee; or (iii) not have its director nominees selected or recommended for selection by a majority of the independent directors.

The disclosure on pages 9 and 25 has been revised to reflect these intentions, and disclosure has also been added on page 25 related to the discussed proposed reliance on an exemption from the Nasdaq corporate governance requirement of having a majority independent board.

Risk Factors

Risks Related to Our Business and Industry

Our business and financial performance will be affected by any increase in costs of fundings... page 14

4.	To the extent material, please enhance this risk factor or provide a separate one to acknowledge your current bank borrowings and any related material risks to your business or financial condition.

Response: Pursuant to the Staff’s request, the Company has revised its risk factor disclosure on pages 14 and 15 to state that, as of March 31, 2025, it had an outstanding short-term trade financing loan of approximately S$2.3 million. The Company’s finance expenses also increased by S$35,914, from S$150,321 for the financial year ended March 31, 2024 to S$186,235 for the financial year ended March 31, 2025 mainly due to higher interest charges incurred on trade financing facilities, which were utilized to support the increase volume of export sales. The Company’s interest rate for Singapore dollars denominated transactions is based on the bank’s prevailing prime lending rate while its interest rate for foreign currency are based on 2.5% p.a. over the bank’s prevailing cost of funds as determined by the bank. Although interest rates for the Company’s short-term trade financing facilities are fixed during the terms, which are typically 120 days, its interest rates are subject to change at each drawdown. Such situations could potentially present risks to the Company, including an increase in interest expenses on the Company’s bank borrowings or a reduction of the amount of banking facilities available to the Company, thereby materially and adversely affecting the Company’s business operations and may have a material adverse impact on the Company’s future financial performance.

Changes in international investment and trade policies, escalations of tensions in international relations…. page 14

5.	As we note that you import flooring products from PRC and Thailand manufacturers and have derived an increasing percentage of revenues from export sales to over twenty countries, please expand your discussion of the impacts that recent changes in worldwide tariffs on imports and exports have had or may have on your business and operations. Discuss whether you have or expect to lose customers, encounter decreased sales or revenues or increased costs due to tariffs, trade barriers, or trade tensions among countries. Please also discuss whether your products are sensitive to changes in tariffs or any other trade barriers or tensions.

Response: The Company has not experienced material impact from the changes in worldwide tariffs on imports and exports, and does not expect to experience material changes in the foreseeable future. As the Company’s business activities are primarily performed within Asia, there are two active trade treaties the Company benefits from:

●	The ASEAN Free Trade Area (AFTA) is a trade bloc agreement by the Association of Southeast Asian Nations supporting local trade and manufacturing in all ASEAN countries, and facilitating economic integration with regional and international allies. It stands as one of the largest and most important free trade areas (FTA) in the world, and together with its network of dialogue partners, drove some of the world’s largest multilateral forums and blocs, including Asia-Pacific Economic Cooperation, East Asia Summit and Regional Comprehensive Economic Partnership.

●	The ASEAN–China Free Trade Area (ACFTA) is a free-trade area among the ten member states of the Association of Southeast Asian Nations (ASEAN) and the People’s Republic of China. The free trade agreement reduced tariffs on 7,881 product categories, or 90 percent of imported goods, to zero.

Pursuant to the Staff’s request disclosure regarding these trade areas has been added to the Company’s disclosure on pages 14 and 15 of Amendment No. 1.

Our inability to mitigate against lower prices in certain international markets outside of Singapore… page 17

6.	Please acknowledge the extent to which the risk of impacts from pricing pressure in international markets has materialized. In this regard, while you state that you “may” experience lower gross margins as export sales increase, your results of operations disclosure indicates that gross profit margins declined in the fiscal year ended March 31, 2025 due to “higher proportion of export sales.” If these pricing pressures constitute known trends or uncertainties, please also discuss in further detail in MD&A. Refer to Item 5.D of Form 20-F.

Response: Pursuant to the Staff’s request, the Company has added disclosure on page 17 to state that it derived approximately 40.3% and 47.2% of our revenue from export sales to markets outside of Singapore for the financial years ended March 31, 2024 and 2025, respectively. For the financial year ended March 31, 2025, revenue from export sales increased by approximately S$1.3 million or 18.9% from approximately S$6.7 million for the financial year ended March 31, 2024 to approximately S$8.0 million for the financial year ended March 31, 2025. As a result of the higher proportion of export sales which generally command lower gross profit margins, the Company’s overall gross profit margins had deteriorated by approximately 1.9%, from approximately 38.0% for the financial year ended March 31, 2025 to approximately 36.1% for financial year ended March 31, 2024. The lower gross profit margins from the Company’s export sale is primarily due to lower prices for the Company’s goods in certain international markets outside of Singapore, as well as increased logistical costs. The Company envisages that the revenue contribution from export sales will continue to increase as it intends to further strengthen and expand its geographical coverage outside Singapore.

Dividend Policy, page 33

7.	Please provide additional context for your disclosure that you do not have a “formal dividend policy” and “cannot assure...that any dividends will be paid in the future” by acknowledging your subsidiary’s history of declaring dividends, including those recorded as outstanding amounts due to shareholders.

Response: Pursuant to the Staff’s request, the Company has revised its disclosure on page 33 to state that while the Company’s Singapore subsidiary declared dividends of approximately S$0.3 million and S$6.5 million for FY2024 and FY2025, respectively, there is no assurance that any dividends will be paid in the future as the Company does not have a formal dividend policy.

Business

Business Overview, page 55

8.	Please balance disclosure regarding your “extensive distribution network” of more than 260 dealers, importers and installation companies” by acknowledging that in the fiscal years ended March 31, 2024 and 2025, your top two customers accounted for a combined 21.4% and 25.3% of revenues, respectively. Clarify how and over what time period you have measured your customer population, and where appropriate, describe any arrangements with your major customers and the extent of your dependence on them.

Response: The Company does not typically enter into long-term agreements with its customers, and revenue generated by each customer varies from year-to-year as the nature of its business is primarily project-based, and is subject to the value of the projects which it secures from them and time taken to complete such products. As a result, the Company acknowledges that it may not be able to secure similar products in terms of size and scope with the same customer in subsequent years, and, pursuant to the Staff’s request, the Company has added a new risk factor on page 14 captioned “We rely on a limited number of key customers for our business”. Pursuant to the Staff’s request, the Company has also added the period where it has more than 260 dealers, importers and installation companies on page 1, 36 and 55 of Amendment No. 1.

9.	We note your disclosure that you differentiate yourself from competitors by offering a wide selection of flooring products and providing short turnaround times from order to delivery. Please quantify these statements to the extent practicable.

Response: Pursuant to the Staff’s request, the Company has revised its disclosure on pages 1 and 55 to state that it maintains a real-time inventory management system which is updated daily to allow the Company to check on the availability of its inventory and enable it to manage our stock level efficiently. As a result, the Company’s turnaround time to fulfil its customers’ orders is greatly reduced, thereby allowing it to respond to its customers’ orders within the next working day if the stocks are readily available. The Company believes that this short turnaround time from order to delivery is crucial as it serves the commercial and institutional sectors where its customers will have to complete flooring installation and renovation in what may be a short turn-around time.

Major Suppliers, page 60

10.	Please elaborate on the material terms of your typical agreements or arrangements with your “regular suppliers,” and disclose where they are primarily located. We also note from disclosure in MD&A and the notes to financials that your top supplier accounted for 41.5% and 48.9% of total purchases for the fiscal years ended March 31, 2024 and 2025, respectively, and that purchases were concentrated among two other suppliers as well. Please discuss levels of supplier concentration within your business here and in risk factor disclosure, and to the extent you are substantially dependent upon any particular supplier(s), describe the terms of your arrangements with them and file any related agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: Pursuant to the Staff’s request, the Company has revised its disclosure on page 60 to state all of its suppliers are located in either Thailand or in the Peoples’ Republic of China.

Pursuant to the Staff’s request, the Company has also revised its disclosure to state that while for the financial years ended March 31, 2024 and 2025, its top supplier accounted for approximately 41.5% and 48.9%, respectively. Notwithstanding the high proportion of purchases from this supplier, the Company believes that it is not substantially reliant on this supplier, as it is able to source products of comparable quality from competing suppliers.

The Company’s main supplier, and its other suppliers, normally grant it between 30 and 90 days credit terms for purchases, sometimes rising to up to 180 days credit terms for the purchase of newly introduced stocking items. However, in some limited circumstances, the Company will make payment of the purchase price in certain transactions prior to, or at the same time as, the shipment of the product. The Company also uses trust receipts with a maturity period of up to 120 days to settle payment to suppliers.

The Company does have any signed arrangement with its primary supplier or any other supplier that would be required to be filed under Item 601(b)(10) of Regulation S-K.

Principal Shareholders, page 83

11.	Please revise the columns titled “% of Class A Voting Power” and “% of Class B Voting Power,” or provide additional separate columns, to disclose the percentage of outstanding shares of each class. For example, the 1,000,000 Class A ordinary shares held by Lui Oi Kheng is shown as 4.0% of “Class A Voting Power,” whereas they appear to constitute approximately 8.2% of the 12,232,500 outstanding Class A ordinary shares. Additionally, we note your disclosure that the table includes “5% or greater beneficial owners of Ordinary Shares.” As Item 7.A.1 of Form 20-F requires disclosure of “the beneficial owners of 5% or more of each class of the company’s voting securities,” please revise to include any holders of 5% or more of the Class A ordinary shares or the Class B ordinary shares, rather than only considering on an aggregate basis. Add your Chief Financial Officer to this table.

Response: The Company has revised the table on page 83 in response to the Staff’s request, including each 5% shareholder of any class and each member of its executive suite, including its Chief Financial Officer, Sherina Low, who does not own any shares of the Company.

Related Party Transactions, page 84

12.	Please provide related party transaction disclosure for the full period of time required by Item 7.B of Form 20-F (i.e., “for the period since the beginning of the company’s preceding three financial years up to the date of the document”). We further note your placeholder for amounts due to shareholders as of “[September 30], 2025.” Please disclose outstanding amounts as of the latest practicable date. Refer to Item 7.B.2 of Form 20-F.

Response: The Company has revised the table on page 84 in response to the Staff’s request, including outstanding amounts as of the latest practicable date.

Description of Share Capital

Ordinary Shares, page 86

13.	Describe the optional and mandatory conversion provisions of the Class B ordinary shares, as well as any exceptions to the provision requiring mandatory conversion of shares upon their transfer. Disclose any sunset provisions that limit the lifespan of high-vote shares.

Response: Language regarding the conversion provisions of the Class B ordinary shares was previously disclosed on page 29 of the registration statement under the caption “The conversion by the holders of Class B Ordinary Shares into Class A Ordinary Shares will result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares within their class of ordinary shares.” The Company has added additional language regarding the conversion provisions of Class B ordinary shares on page 86 in response to the Staff’s request.

Consolidated Statements of Cash Flows, page F-6

14.	It appears from ASC 230-10-45-28 the only items between net income and net cash flows of operating activities using the indirect method like you do are adjustments identified therein, with ASC 230-10-45-32 stating these adjustments shall be identified as reconciling items. Accordingly, please remove the subtotal you present in the operating activities section of your statement of cash flows.

Response: The Company has revised the information on page F-6 to remove the subtotal information in response to the Staff’s request.

Exhibits

15.	It appears from your disclosure that you have two material leases. Please file the lease agreements as exhibits to your registration statement. Refer to Item 8 of Form F-1 and Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: The Company acknowledges the Staff’s request, and will file the leases as exhibits in a future amendment to the registration statement.

General

16.	We note that each Class B ordinary share entitles the holder to ten votes per share, compared to one vote per share for the Class A ordinary shares. Highlight the disparate voting rights of your dual-class capital structure and any other material differences in the terms of the Class A and Class B ordinary shares on the prospectus cover page, summary, and capitalization sections. Additionally, where you discuss concentration of ownership throughout the prospectus, please consistently identify the individual or members of the “group” whose aggregate Class A and/or Class B holdings will result in you being a “controlled company” under Nasdaq listing standards, and quantify their post-offering voting power. State, if true, that such individual or group members will control the outcome of matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. In this regard, you do not identify your controlling shareholders on the cover page or in the summary, and while you state at page 81 that you will be a controlled company due to ownership of Ms. Rena Ho and Ms. Nellie Ho, it appears from the beneficial ownership table at page 83 that they hold only a combined 30.0% of total voting power prior to the offering.

Response: Lui Oi Kheng is the mother of Rena Ho and Nellie Ho. As disclosed in the revised principal shareholders table, they own approximately 88.0% of the voting power of the Company as a group, which qualifies it as a controlled company pursuant to Nasdaq Listing Rule 5615(a)(7)(A). In response to the Staff’s comment, the Company has revised and clarified disclosure throughout the registration statement, including on pages 9 and 28, to (i) clarify the material differences in the terms of the Class A and Class B ordinary shares; (ii) the voting power of the controlling group, and (iii) the identities of the members of the controlling group.

The Company has also, in response to the Staff’s request, added information to the prospectus cover page, in the summary on page 7, and in the capitalization section on page 34 clarifying the disparate voting rights between Class A and Class B shares.

17.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company acknowledges the Staff’s request and will provide the Staff with the requested information following the filing of the registration statement.

If you have any further comments or questions relating to the foregoing, please do not hesitate to contact the undersigned at +65 6261-1212 or renaho@smjf.com.sg, or Mark Y. Liu of Akerman LLP at (213) 668-9500 or mark.liu@akerman.com.

Sincerely,

/s/ Pei Yuen Rena Ho
Pei Yuen Rena Ho
Chief Executive Officer and Executive Director
SMJ International Holdings Inc.